Exhibit (a)(1)(B)

NOTICE TO HOLDERS OF
ANY AND ALL OUTSTANDING
2.00% CONVERTIBLE SENIOR NOTES DUE 2023
OF
MACQUARIE INFRASTRUCTURE HOLDINGS, LLC

Reference is made to the third supplemental indenture, dated as of October 13, 2016 (the “Indenture”), between Macquarie Infrastructure Corporation (the “Predecessor”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the fourth supplemental indenture, dated September 22, 2021, between the Trustee and Macquarie Infrastructure Holdings, LLC (the “Company”), governing the issuance of the 2.00% Convertible Senior Notes due 2023 of the Company with CUSIP number 55608B AB1 (the “Notes”). The Company is hereby delivering this notice to all holders of the Notes to inform you of an adjustment, pursuant to Section 8.04 of the Indenture, to the Conversion Rate (as defined in the Indenture) effective October 8, 2021.

The Conversion Rate relating to the Notes, currently equal to 12.6572 Common Units per $1,000 principal amount of Notes, will be increased in accordance with Section 8.04(d) of the Indenture as a result of the payment by the Company of a special cash distribution.

As previously announced, since January 11, 2021, the date of the most recent Notice of Adjustment to the Conversion Rate provided to holders of the Notes by the Predecessor, the Company’s board of directors approved a special cash distribution on the Common Stock of $37.386817 to all holders of the Common Units on October 4, 2021, which cash distribution was paid on October 7, 2021. Section 8.04(d) of the Indenture provide for an increase in the Conversion Rate in connection with such distribution. The adjustment to the Conversion Rate became effective immediately after the open of business on October 8, 2021. The adjusted Conversion Rate effective at such time is 162.9223 Common Units per $1,000 principal amount of Notes. The adjustment to the Conversion Rate, in accordance with Section 8.04(d), is calculated as set forth on Schedule 1.

MACQUARIE INFRASTRUCTURE HOLDINGS, LLC

Dated:  October 12, 2021

Schedule 1

Conversion Rate Formula Adjustment per Section 8.04(d)

CR1	=	CR0 x ((SP0 - DTA)/(SP0 - C))
CR1	=	the Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;
CR0	=	the Conversion Rate in effect immediately prior to the open of business of the Ex-Dividend Date for such dividend or distribution;
SP0	=	the average of the Last Reported Sale Price of the Common Units over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution;
DTA	=	the dividend threshold amount, which shall be deemed to be zero as a result of a distribution that is not a regular quarterly dividend; and
C	=	the amount in cash per unit distributed to holders of the Common Units.

162.9223 = 12.6572 x ((40.536 –0)/(40.536-37.386817))

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